UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

001-37712
(Commission File Number)

ROSEHILL RESOURCES INC.
(Exact name of registrant as specified in its charter)

16200 Park Row, Suite 300, Houston, Texas 77084 / (281) 675-3400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock / Class A Common Stock Public Warrants / Class A Common Stock Public Units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of Class A Common Stock holders of record as of the certification or notice date:	16
Approximate number of Class A Common Stock Public Units holders of record as of the certification or notice date:	1
Approximate number of Class A Common Stock Public Warrants holders of record as of the certification or notice date:	11

Pursuant to the requirements of the Securities Exchange Act of 1934, Rosehill Resources Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 13, 2020	By:	/s/ R. Craig Owen
R. Craig Owen
Senior Vice President and Chief Financial Officer